December 7, 2011

Peggy Kim

Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549-1010

Re:	Crescent Financial Bancshares Inc. (Successor to Crescent Financial Corporation) (“Crescent”) Schedule TO filed on November 8, 2011 Filed by Piedmont Community Bank Holdings, Inc. File No. 5-78732

Dear Ms. Kim:

We have received your comment letter dated December 1, 2011 with respect to the above referenced filing. We are counsel to Piedmont Community Bank Holdings, Inc. (“Piedmont” or the “Bidder”) and the Bidder’s responses are set forth below. The discussion below is presented in the order of the numbered comments in the comment letter. For your convenience, each of the Bidder’s responses is preceded with an italicized recitation of the corresponding comment set forth in the comment letter.

Schedule TO

1.	We note your response to comment one in our letter dated November 28, 2011. As you indicated telephonically, please revise to include the offer condition that the tender offer will be terminated if the tender offer results in a Rule 13e-3(a)(3)(ii) effect. Please also revise the disclosure of your plans for Crescent to address any future plans that may result in reducing the number of holders of record. We may have further comment regarding whether the tender offer is a step in a series of transactions which have a reasonable likelihood of producing a going private effect.

Response

We respectfully continue to maintain that Rule 13e-3 is inapplicable to the tender offer because Bidder was not an “Affiliate” (as such term is defined in Rule 13e-3(a)(1)) of Crescent Financial Corporation at the commencement of the offer, which is a requirement for Rule 13e-3 to be applicable to a third party tender offer. Crescent Financial Corporation is the predecessor issuer to Crescent Financial Bancshares, Inc. by virtue of Rule 12g-3. In this letter when we refer to Crescent we are referring to Crescent Financial Corporation for the period until Crescent Financial Bancshares, Inc. became the successor to it on November 15, 2011. Additionally, we do not believe that there is a reasonable likelihood that the tender

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offer will cause the effects set forth in Rule 13e-3(a)(3)(ii), and as stated in the Offer to Purchase in Section 12 – Purposes of the Offer; Plans for Crescent Financial, the Bidder has no present plans for, and it is not its intention that, the Crescent shares be delisted from NASDAQ or become eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

The effects set forth in Rule 13e-3(a)(3)(ii) are as follows:

(A)	Causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d) (“Go Dark”); or

(B)	Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Pursuant to Rule 12g-4, the registration of Crescent’s common stock would only be eligible for termination if, after giving effect to the tender offer, Crescent’s common stock is held of record by (a) less than 300 persons or (b) less than 500 persons, where the total assets of Crescent have not exceeded $10 million on the last day of each of Crescent’s most recent three fiscal years. Since Crescent’s total assets on the last day of each of Crescent’s most recent three fiscal years exceeded $10 million, the registration of Crescent’s common stock would be eligible for termination only if the shares are held of record by less than 300 persons.

We are advised by Crescent’s transfer agent that as of the close of business on December 2, 2011, there were in excess of 900 holders of record of Crescent’s common stock. Additionally, based upon information furnished by Broadridge, there were over 1,850 beneficial owners that were mailed tender offer materials at the commencement of the offer. Based on the composition of Crescent’s stockholder base and the number of registered holders that have tendered today, Innisfree M&A Incorporated (Bidder’s information agent for the tender offer) has advised Bidder that it believes, based upon its experience and the circumstances of the offer, that it is unlikely that Crescent common stock would be held of record by less than 300 persons following completion of the tender offer. Therefore, it is not reasonably likely that the registration of Crescent’s common stock would become eligible for termination pursuant to Rule 12g-4.

For similar reasons, it is not reasonably likely that the registration of Crescent’s common stock may be suspended pursuant to Rule 12h-3 or Section 15d of the Exchange Act.

Crescent is listed on the Nasdaq market, a national securities exchange. Crescent will be required to meet the continued listing requirements and standards for primary equity securities

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contained in Nasdaq market Rule 5450. In order to continue to satisfy Rule 5450, it is required that (i) an issuer’s primary equity security maintain a minimum bid price of $1.00 per share; (ii) there are at least 400 beneficial holders and holders of record (“Total Holders”); and (iii) among other criteria that may be satisfied, (a) that there be stockholders’ equity of at least $10 million; (b) at least 750,000 shares be held by persons who are not an officer, director or any person that is the beneficial owner of more than 10 percent of the total shares outstanding (any such shares are hereafter referred to as “Publicly Held Shares”); (c) that the market value of the Publicly Held Shares determined based upon the closing bid price be at least $5 million; and (d) that there remains at least two active market makers.

We believe that the above criteria will be satisfied immediately following the consummation of the tender offer based upon the following analysis:

(i) The closing market price of Crescent’s shares of common stock was $4.58 on December 5, 2011, and based upon information available from the Nasdaq market, the stock has not traded for less than $1.00 per share in the last five years;

(ii) Based on the composition of Crescent’s stockholder base, Innisfree M&A Incorporated has advised Bidder that in its experience, it would be unlikely that Crescent common stock would be held beneficially or of record by less than 400 persons following consummation of the tender offer;

(iii) Total stockholders equity as reported in Crescent’s Quarterly Report on Form 10-Q for the three months ended September 30, 2011, filed with the Commission on November 14, 2011 (“September 2011 Form 10-Q”) was approximately $67 million, which number will increase as a result of Bidder’s recent investment of $75 million in Crescent (the “Investment”), which amounts exceed the $10 million minimum requirement;

(iv) Based upon (a) 9,662,059 shares of Crescent common stock outstanding reported on the cover of the September 2011 Form 10-Q, (b) 18,750,000 shares of Crescent Common Stock issued to Bidder at the consummation of the Investment, and (c) the number of shares of stock reported in Crescent’s Schedule 14D-9 (filed with the Commission on November 8, 2011) as beneficially owned by directors and executive officers of Crescent that are continuing in such capacity following the consummation of the Investment (but excluding shares of stock that may be obtained pursuant to the exercise of options that were exercisable within 60 days of the date of determination), if the tender offer were fully subscribed, and none of the continuing directors and executive officers tendered their shares, there would remain at least approximately 2,240,000 Publicly Held Shares of Crescent common stock, which is in excess of the 750,000 minimum required by Rule 5450;

(v) Based upon the number of Publicly Held Shares of Crescent Common Stock that will remain outstanding following the completion of the tender offer, and the recent trading range of Crescent’s shares of common stock, absent unusual developments, it is

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likely that the market value of the Publicly Held Shares will continue to exceed $5 million; and

(vi) Nasdaq currently reports that there are twenty-five registered market makers in Crescent’s common stock, and neither Crescent nor Piedmont is aware of any intention on the part of any market makers to discontinue serving in such capacity following the consummation of the tender offer.

Notwithstanding the foregoing, Bidder intends to revise the terms of the tender offer to ensure that, after giving effect to the tender offer, Crescent common stock (i) continues to be held of record by at least 300 persons, (ii) will continue to be held beneficially and of record by at least 400 persons, and (iii) will satisfy the requirements under Rule 5450 with respect to the minimum number of shares of common stock that are Publicly Held Shares and will maintain the minimum market value of $5 million such requirements, the “Mandatory Requirements”). Specifically, Bidder intends to revise the tender offer to provide that in the event Piedmont determines that consummation of the tender offer and the purchase of Crescent common stock pursuant to the tender offer would cause Crescent to not satisfy the Mandatory Requirements at the consummation of the tender offer, Bidder will impose an equitable proration factor to the shares tendered by each stockholder (with adjustments to avoid purchases of fractional shares) based upon the number of shares of Crescent common stock validly tendered by the expiration date and not properly withdrawn, such that, following completion of the tender offer, Crescent common stock will continue to satisfy the Mandatory Requirements and accordingly Crescent will continue to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and continue to be eligible to be listed on the Nasdaq Market. If Bidder determines that it must reduce the number of shares of Crescent common stock it would purchase, pursuant to the tender offer in order to ensure that following the consummation of the tender offer, the Mandatory Requirements will be satisfied, then Bidder will extend the tender offer for at least ten business days and will issue a press release no later than 9:00 a.m. New York City time on the first business day after the previously scheduled expiration date announcing the extension, the new expiration date and the new number of shares of Crescent common stock Bidder would be willing to purchase pursuant to the tender offer. This method was employed in the tender offer commenced by Contran Corporation for a portion of the outstanding shares of common stock of Keystone Consolidated Industries, Inc. (“Keystone”), commenced on January 31, 2011 (the “Contran Tender Offer”), in response to concerns raised in a comment letter from the Commission that Keystone would be eligible to Go Dark following the consummation of such tender offer.

2.	We note your response to comment two in our letter dated November 28, 2011; however, we reissue our comment. Please revise to include the offeror’s financial statements.

Response

We respectfully continue to maintain that the financial statements of Bidder are not material to a stockholder’s decision whether to sell, tender or hold shares of Crescent common stock. As previously noted in our response letters, the offer consists solely of cash and is not subject to a financing condition. Additionally, the funds necessary to consummate the tender

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offer, in a sufficient amount should the offer be fully subscribed, are held in escrow pursuant to an escrow agreement, the material terms of which are described in an amendment to the Schedule TO filed with the Commission on November 22, 2011, and the escrow agreement itself was filed with the Commission as an exhibit to such amendment. Further, as previously stated in such amendment, all conditions to the release of the funds held in escrow that may be satisfied in advance of the expiration of the tender offer have been met. Finally, the tender offer is not the transaction by which Piedmont became a majority stockholder of Crescent. Instead, Piedmont became a majority holder at the closing of the Investment, which was approved by the Crescent stockholders at a meeting called and held for that purpose. We believe therefore that this set of facts is comparable to those in the Contran Tender Offer, in which the Bidder did not file its financial statements as part of the Schedule TO in a partial tender offer where the Bidder already held a significant position in the target.

As set forth in the tender offer statement, Bidder is a bank holding company registered with the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. Bidder conducts substantially all of its operations through three wholly-owned or majority-owned subsidiaries:

Bidder beneficially owns approximately 62% of the shares of voting stock of VantageSouth Bank, a North Carolina-chartered bank (“VantageSouth”), substantially all of which it acquired in February 2010. VantageSouth files periodic reports, including annual and quarterly reports in Forms 10-K and 10-Q, respectively, with the Federal Deposit Insurance Corporation (the “FDIC”), copies of which reports are available on the FDIC’s website or through VantageSouth’s website. This has been disclosed in the Schedule TO.

As disclosed in an amendment to the Schedule TO filed on November 18, 2011, Bidder consummated the Investment on November 18, 2011, resulting in its ownership of approximately 66% of the outstanding shares of Crescent common stock. As a public company, Crescent files periodic reports with the Commission. Upon completion of the Investment, substantially all of Bidder’s total assets are attributable to VantageSouth and Crescent, the financial statements of both of which are publicly available.

Bidder’s third material subsidiary is the Community Bank of Rowan (“Rowan Bank”), which it acquired in April 2011 and which is wholly-owned (except for a limited number of shares owned by the board of directors of Rowan Bank as required by North Carolina law). Rowan Bank was not a public reporting company prior to its acquisition by Bidder, but does file periodic reports containing certain financial information with the Federal Financial Institutions Examination Council (the “FFIEC”), copies of which reports are publicly available on the FFIEC’s website. The most recent historical audited financial statements were prepared at a time when Rowan Bank was controlled by another company and are therefore not meaningful to an investor today and have not been adjusted as required to reflect the acquisition by Piedmont. Consequently, Bidder does not have available, and cannot obtain without undue effort and expense, financial statements for Rowan Bank.

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Notwithstanding our view that Bidder’s financial statements are not material to a stockholder’s decision whether to sell, tender or hold shares of Crescent common stock, Bidder intends to revise its Schedule TO in response to your comment to include audited consolidated financial statements. These financial statements will consist of a balance sheet as of December 31, 2010, statement of operations, statement of cash flows and statement of stockholders’ equity, each for the fiscal year ending December 31, 2010. Bidder cannot include interim consolidated financial statements in its filing because they are not available in a form appropriate for filing with the Commission. Bidder’s interim financial statements are prepared for internal use only, do not contain all of the adjustments required for a complete presentation in accordance with generally accepted accounting principals and are not in a form to be reviewed by its auditor. For the foregoing reasons, interim financial statements of the Bidder cannot be prepared for filing with the Commission without undue effort and expense.

Bidder intends to mail the above-mentioned financial statements to stockholders beginning on the date of filing with the Commission. Additionally, Bidder intends to extend the expiration date of the tender offer to allow the Crescent stockholders additional time to consider the financial statements, and if desired, modify their decisions whether to sell, tender or hold shares of Crescent common stock.

Please contact me at 212-541-2275 should you have any questions or require further information.

Sincerely,

/s/ Kenneth L. Henderson

Kenneth L. Henderson